Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Just Energy Group Inc. (“Just Energy” or the “Company”)

80 Courtneypark Dr. West, Units 3 and 4

Mississauga, Ontario

L5W 0B3

Item 2 - Date of Material Changes:

March 9, 2021

Item 3 – News Release:

The two news releases with respect to the material change summarized in this material change report were both issued by the Company on March 9, 2021 through the facilities of GlobeNewswire. Copies of the news releases have been filed on SEDAR and are available under the Company’s profile at www.sedar.com.

Item 4 – Summary of Material Change:

On March 9, 2021 the Company sought and received creditor protection via an Initial Order under the Companies’ Creditors Arrangement Act (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) and also received similar protection under Chapter 15 of the Bankruptcy Code in the United States. Just Energy has also reached an agreement with one of its Term Loan lenders for a US$125 million debtor in possession (“DIP”) financing. The Company’s largest commodity suppliers have also agreed to continue to support the Company with commodity supply and ISO services.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On March 9, 2021 the Company announced that it has sought and received creditor protection via an Initial Order under the CCAA from the Ontario Superior Court of Justice (Commercial List) and also received similar protection under Chapter 15 of the Bankruptcy Code in the United States. Just Energy has also reached an agreement with one of its Term Loan lenders for a US$125 million DIP financing. The Company’s largest commodity suppliers have also agreed to continue to support the Company with commodity supply and ISO services.

The Chapter 15 order by Bankruptcy Judge Marvin Isgur in the Southern District of Texas recognizes the protection granted via an Initial Order under the CCAA from the Ontario Superior Court of Justice (Commercial List) so that the CCAA protections also apply to the Company’s’ assets and creditors located in the United States. In addition, Judge Isgur ruled that section 525 of the bankruptcy code would apply and he would retain “exclusive” jurisdiction for any relief sought under such law (i.e. any act specified by section 525 purported to be taken by a “governmental unit” in the United States against the Company in the United States must be heard by Judge Isgur; in general, section 525 prohibits a governmental unit from suspending or revoking a license based upon a party’s status as a debtor in a bankruptcy case or for nonpayment of certain debts). Finally, Judge Isgur ruled that any payments by the Company to ERCOT will be subject to Just Energy’s rights to contest such payments and to receive a refund or credit under applicable law.

The filings, and associated US$125 million DIP financing arranged by the Company, enable Just Energy to continue all operations without interruption throughout the U.S. and Canada and to continue making payments required by the Electricity Reliability Council of Texas (“ERCOT”) and satisfy other regulatory obligations. Just Energy sought and received a Stay of Proceedings and other protections provided by the CCAA in order to provide the Company with breathing room to pursue alternatives that would allow it to emerge as a strong, stable business. The Stay of Proceedings in favour of Just Energy has an initial term of 10 days, subject to extension as the Court deems appropriate. The filings have no impact on customer bills.

The filings are the result of unprecedented cold weather in Texas in February (the “Weather Event”), and corresponding charges from ERCOT currently totaling over US$250 million that Just Energy must pay in the near term. The total financial impact may change due to ERCOT resettlements, potential orders of the Public Utility Commission (the “Commission”) with respect to recommendations of the Independent Market Monitor (“IMM”), the outcome of the dispute resolution process initiated by the Company with ERCOT and potential litigation challenges. Since these disputes are still pending and not resolved, Just Energy is unable to pay the full amounts when due to ERCOT this week without the arrangement of the DIP financing received today.

While Just Energy hedges weather risk based on historical scenarios, the Weather Event in Texas was colder than anything experienced in decades. A combination of customer usage and the Real Time Settlement Point Price being artificially set at the high offer cap of US$9,000 per megawatt hour contributed significantly to the negative financial impact to the Company. The Weather Event caused the ERCOT wholesale market to incur charges of approximately US$55 billion over a seven-day period, an amount equal to what it ordinarily incurs over four years. The total cost to Just Energy and other market participants is still subject to adjustment by ERCOT and may change.

As previously announced, on March 3, 2021, the Company filed a petition with the Commission requesting an order that ERCOT deviate from the deadlines and timing in its Protocols and Market Guides related to settlements, collateral obligations, and invoice payments and suspend the execution or issuance of invoices or settlements for intervals during the dates of February 14, 2021 through February 19, 2021, until issues related to the catastrophic Weather Event raised by executive and legislative branches of the Texas authorities are investigated, addressed, and resolved. Alternatively, Just Energy requested that the Commission grant a waiver of certain ERCOT Protocols to allow Just Energy to delay payment of certain invoices related to the Weather Event while exercising its rights under the ERCOT Protocols to dispute the invoiced payment amounts. To date, Just Energy has not received this relief.

A copy of the CCAA Initial Order and other information regarding the CCAA proceedings will be available at the Monitor’s website http://cfcanada.fticonsulting.com/justenergy. Information regarding CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information, please contact Michael Carter, Chief Financial Officer at (214) 724-8662.

Item 9 – Date of Report:

March 10, 2021

FORWARD-LOOKING STATEMENTS

This material change report may contain forward-looking statements, including statements with respect to: the Initial Order and the related DIP financing enabling the Company to continue operations without interruption and continuing to make payments required by ERCOT; the Company’s ability to pursue alternatives and emerge from CCAA as a strong, stable business; the DIP financing providing sufficient liquidity for the Company to continue to operate the business in the normal course under CCAA; the Company providing uninterrupted service to its customers; the Company continuing to make payments required by ERCOT and other regulatory obligations; and potential changes to the financial impact of the Weather Event, whether due to ERCOT resettlements, potential orders of the Commission with respect to the recommendations of the IMM, the outcome of the dispute resolution process initiated by the Company and potential litigation challenges, or otherwise. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA and similar bankruptcy legislation in the United States; the outcome of any invoice dispute with ERCOT; obtaining relief to delay payment of certain ERCOT settlement invoices; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.